UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-40533

Dingdong (Cayman) Limited

Building T4, Zhangjiang Science Gate,

Lane 188 Yuren Road

Shanghai, 200120

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Dingdong (Cayman) Limited Announces First Quarter 2025 Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dingdong (Cayman) Limited

By:	/s/ Changlin Liang

Name:	Changlin Liang
Title:	Director and Chief Executive Officer

Date: May 16, 2025

Exhibit 99.1

Dingdong (Cayman) Limited Announces First Quarter 2025 Financial Results

SHANGHAI, May 16, 2025 — Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), a leading fresh grocery e-commerce company in China, with advanced supply chain capabilities, today announced its unaudited financial results for the quarter ended March 31, 2025.

First Quarter 2025 Highlights:

•

GMV for the first quarter of 2025 increased by 7.9% year over year to RMB5,960.7 million (US$821.4 million) from RMB5,525.1 million in the same quarter of 2024, positive year-on-year growth for five straight quarters.

•	Total number of orders increased by 12.1% year over year in the first quarter of 2025.
•	Non-GAAP net income for the first quarter of 2025 was RMB30.3 million (US$4.2 million), the tenth consecutive quarter of non-GAAP profitability.

Mr. Changlin Liang, Founder and Chief Executive Officer of Dingdong, stated, “As of the first quarter of 2025, we have achieved non-GAAP profitability for ten consecutive quarters and GAAP profitability for five quarters. Additionally, we've seen positive year-on-year revenue growth for five straight quarters. This consistent growth in both scale and profitability has undoubtedly laid a strong foundation for our future development. In the context of today's intense competition, we have identified the following core advantages: robust supply chain capabilities; distinct positioning; a robust ecosystem; strong organizational ability and implementation; We have introduced the 4G strategy focusing on "good users, good products, good services, and good mindshare.". We've begun to see some great results in this quarter that Dingdong is rolling out more unique and high-quality products, our users are happier than ever, and our supply chain efficiency is steadily improving. Over time, our advantages will become increasingly evident.”

Mr. Song Wang, Chief Financial Officer of Dingdong, stated, “In the first quarter of 2025, Dingdong reported a revenue of RMB5.48 billion, reflecting a 9.1% year-over-year increase and marking five consecutive quarters of positive growth. Non-GAAP net profit was RMB30.3 million, and GAAP net profit was RMB8.0 million, and operating net cash inflow reached RMB85 million. The Company continued to demonstrate positive profitability alongside positive operating net cash inflow. By the end of the first quarter, after accounting for short-term loans, our actual funds amounted to RMB2.89 billion, indicating a continued net increase. This year, we are committed to executing our "narrow yet deep" value proposition, intensifying our efforts to satisfy consumers through quality products and services, while establishing a unique path focused on quality, stability, and consistent supply capabilities.”

First Quarter 2025 Financial Results

Total revenues were RMB5,479.0 million (US$755.0 million) compared with total revenues of RMB5,024.0 million in the same quarter of 2024, primarily due to the rise of number of orders resulting from rise in the average monthly number of transacting users and higher monthly order frequency, and new opened frontline fulfillment stations with density and market penetration improved in East China. The increase was offset by suspension of operations for a number of stations in 2024, more outbound residents from Jiangsu, Zhejiang, and Shanghai during this Chinese New Year, and the impact of the decline in food CPI prices in the first quarter of 2025.

•	Product Revenues were RMB5,386.5 million (US$742.3 million) compared with product revenues of RMB4,944.3 million in the same quarter of 2024.

•

Service Revenues were RMB92.5 million (US$12.8 million) compared with service revenues of RMB79.8 million in the same quarter of 2024, primarily driven by the increase of customers subscribing to Dingdong's membership program, and more delivery fees collected with more orders in this quarter.

Total operating costs and expenses were RMB5,519.0 million (US$760.5million) compared with RMB5,045.0 million in the same quarter of 2024, with a detailed breakdown as below:

Exhibit 99.1

•

Cost of goods sold was RMB3,842.1 million (US$529.5 million), an increase of 10.1% from RMB3,488.7 million in the same quarter of 2024. Cost of goods sold as a percentage of revenues increased slightly to 70.1% from 69.4% in the same quarter of 2024. Gross margin decreased to 29.9% from 30.6% in the same quarter of 2024.

•

Fulfillment expenses were RMB1,256.1 million (US$173.1 million), an increase of 9.5% from RMB1,147.0 million in the same quarter of 2024. Fulfillment expenses as a percentage of total revenues increased to 22.9% from 22.8% in the same quarter of 2024.

•

Sales and marketing expenses were RMB110.0 million (US$15.2 million), a decrease of 1.0% from RMB111.0 million in the same quarter of 2024. Sales and marketing expenses as a percentage of total revenues decreased slightly to 2.0% from 2.2% in the same quarter of 2024.

•	General and administrative expenses were RMB112.9 million (US$15.6 million), an increase of 7.5% from RMB105.0 million in the same quarter of 2024, mainly due to the increase of staff cost.

•

Product development expenses were RMB198.0 million (US$27.3 million), an increase of 2.4% from RMB193.3 million in the same quarter of 2024, primarily due to the increase of staff cost. While advocating for energy and resource saving, we will continue to invest in our product development capabilities, agricultural technology, data algorithms, and other technology infrastructure, to further enhance our competitiveness.

Loss from operations was RMB21.2 million (US$2.9 million), compared with operating loss of RMB11.1 million in the same quarter of 2024.

Non-GAAP income from operations, which is a non-GAAP measure for loss from operations that excludes share-based compensation expenses, was RMB1.1 million (US$0.2 million), decreased by 94.0% year over year, compared with Non-GAAP income from operations of RMB18.1 million in the same quarter of 2024.

Net income was RMB8.0 million (US$1.1 million), compared with net income of RMB12.3 million in the same quarter of 2024.

Non-GAAP net income, which is a non-GAAP measure that excludes share-based compensation expenses, was RMB30.3 million (US$4.2 million), decreased by 26.8% year over year, compared with non-GAAP net income of RMB41.5 million in the same quarter of 2024. In addition, non-GAAP net income margin, which is the Company’s non-GAAP net income as a percentage of total revenues, was 0.6% compared with 0.8% in the same quarter of 2024.

Basic and diluted net income per share were RMB0.02 (US$0.00), compared with net income per share of RMB0.03 in the same quarter of 2024. Non-GAAP net income per share, basic and diluted, was RMB0.09 (US$0.00), compared with RMB0.12 in the same quarter of 2024.

Cash and cash equivalents, restricted cash and short-term investments were RMB4,294.5 million (US$591.8 million) as of March 31, 2025, compared with RMB4,452.2 million as of December 31, 2024. We have been working diligently to optimize our capital usage and financing structure. The cash and cash equivalents, restricted cash and short-term investments deducting the balance of short-term borrowings, is RMB 2.9 billion, a net increase for the seventh consecutive quarter.

Guidance

The Company is looking to sustain year-over-year growth in scale and achieve non-GAAP profits in the second quarter of 2025.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. Eastern Time on Friday, May 16, 2025 (8:00 P.M. Beijing Time on the same day) to discuss the financial results. The presentation and question and

Exhibit 99.1

answer session will be presented in both Mandarin and English. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	86-4001-206115
Hong Kong Toll Free:	800-963976
Conference ID:	3897934

The replay will be accessible through May 23, 2025 by dialing the following numbers:

International:	1-412-317-0088
United States:	1-877-344-7529
Access Code:	1862999

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.100.me.

About Dingdong (Cayman) Limited

We are a leading fresh grocery e-commerce company in mainland China, with sustainable long-term growth. We directly provide users and households with fresh groceries, prepared food, and other food products through delivering a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. Leveraging our deep insights into consumers' evolving needs and our strong food innovation capabilities, we have successfully launched a series of private label products spanning a variety of food categories. Many of our private label products are produced at our Dingdong production plants, allowing us to more efficiently produce and offer safe and high-quality food products. We aim to be the first choice for fresh and food shopping.

For more information, please visit: https://ir.100.me.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP net income, non-GAAP net income margin, non-GAAP net income attributable to ordinary shareholders and non-GAAP net income per share, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges and do not correlate to any operating activity trends. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

Exhibit 99.1

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2567 to US$1.00, the exchange rate on March 31, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong’s strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the fresh grocery ecommerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; and relevant government policies and regulations relating to Dingdong’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Dingdong Fresh

ir@100.me

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	887,427	1,212,956	167,150
Restricted cash	2,788	4,037	556
Short-term investments	3,561,977	3,077,508	424,092
Accounts receivable, net	125,896	134,860	18,584
Inventories, net	553,601	471,610	64,990
Advance to suppliers	62,730	84,390	11,629
Prepayments and other current assets	170,753	182,181	25,105
Total current assets	5,365,172	5,167,542	712,106

Non-current assets:
Property and equipment, net	176,290	189,506	26,115
Operating lease right-of-use assets	1,464,791	1,443,762	198,956
Other non-current assets	111,395	109,036	15,025
Total non-current assets	1,752,476	1,742,304	240,096

TOTAL ASSETS	7,117,648	6,909,846	952,202

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,660,472	1,642,311	226,317
Customer advances and deferred revenue	279,276	258,839	35,669
Accrued expenses and other current liabilities	767,082	765,036	105,425
Salary and welfare payable	317,152	343,455	47,329
Operating lease liabilities, current	640,245	622,210	85,743
Short-term borrowings	1,606,253	1,406,342	193,799
Total current liabilities	5,270,480	5,038,193	694,282

Non-current liabilities:
Operating lease liabilities, non-current	780,036	776,243	106,969
Other non-current liabilities	143,118	144,073	19,854
Total non-current liabilities	923,154	920,316	126,823

Exhibit 99.1

TOTAL LIABILITIES	6,193,634	5,958,509	821,105

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
		(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)
Mezzanine Equity:
Redeemable noncontrolling interests	125,403	127,806	17,612

TOTAL MEZZANINE EQUITY	125,403	127,806	17,612

Shareholders' equity:
Ordinary shares	4	4	1
Additional paid-in capital	14,181,030	14,203,465	1,957,290
Treasury stock	(51,176)	(51,176)	(7,052)
Accumulated deficit	(13,384,881)	(13,379,265)	(1,843,713)
Accumulated other comprehensive income	53,634	50,503	6,959

TOTAL SHAREHOLDERS' EQUITY	798,611	823,531	113,485

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	7,117,648	6,909,846	952,202

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended March 31,
	2024	2025	2025
	RMB	RMB	US$
	(Unaudited)
Revenues:
Product revenues	4,944,289	5,386,500	742,280
Service revenues	79,755	92,539	12,752

Total revenues	5,024,044	5,479,039	755,032

Operating costs and expenses:
Cost of goods sold	(3,488,696)	(3,842,106)	(529,456)
Fulfillment expenses	(1,146,982)	(1,256,094)	(173,094)
Sales and marketing expenses	(111,048)	(109,953)	(15,152)
Product development expenses	(193,262)	(197,969)	(27,281)
General and administrative expenses	(105,028)	(112,881)	(15,555)

Total operating costs and expenses	(5,045,016)	(5,519,003)	(760,538)

Other operating income, net	9,858	18,723	2,580
Loss from operations	(11,114)	(21,241)	(2,926)
Interest income	40,298	35,123	4,840
Interest expenses	(16,773)	(5,964)	(822)
Other income, net	1,561	1,657	228

Income before income tax	13,972	9,575	1,320

Income tax expenses	(1,699)	(1,558)	(215)

Net income	12,273	8,017	1,105

Accretion of redeemable noncontrolling interests	(2,249)	(2,402)	(331)

Net income attributable to ordinary shareholders	10,024	5,615	774

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended March 31,
	2024	2025	2025
	RMB	RMB	US$
	(Unaudited)
Net income per Class A and Class B ordinary share:
Basic and diluted	0.03	0.02	-
Shares used in net income per Class A and Class B ordinary share computation:
Basic	325,024,592	324,576,757	324,576,757
Diluted	328,469,733	336,977,726	336,977,726
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustments	3,517	(3,131)	(431)

Comprehensive income	15,790	4,886	674

	(2,249)	(2,402)	(331)
Accretion of redeemable noncontrolling interests	(2,249)	(2,402)	(331)

Comprehensive income attributable to ordinary shareholders	13,541	2,484	343

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2024	2025	2025
	RMB	RMB	US$
	(Unaudited)

Net cash generated from operating activities	94,775	85,234	11,745

Net cash generated from investing activities	708,001	441,686	60,866

Net cash used in financing activities	(881,234)	(199,911)	(27,548)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	228	(231)	(32)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(78,230)	326,778	45,031

Cash and cash equivalents and restricted cash at the beginning of the period	1,209,704	890,215	122,675
Cash and cash equivalents and restricted cash at the end of the period	1,131,474	1,216,993	167,706

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended March 31,
	2024		2025		2025
	RMB		RMB		US$
	(Unaudited)
Loss from operations	(11,114)		(21,241)		(2,926)
Add: share-based compensation expenses (1)	29,207		22,329		3,077

Non-GAAP income from operations	18,093		1,088		151

Operating margin	(0.2%	)	(0.4%	)	(0.4%	)
Add: share-based compensation expenses	0.6%		0.5%		0.5%
Non-GAAP operating margin	0.4%		0.1%		0.1%

Net income	12,273		8,017		1,105
Add: share-based compensation expenses (1)	29,207		22,329		3,077

Non-GAAP net income	41,480		30,346		4,182

Net income margin	0.2%		0.1%		0.1%
Add: share-based compensation expenses	0.6%		0.5%		0.5%
Non-GAAP net income margin	0.8%		0.6%		0.6%

Net income attributable to ordinary shareholders	10,024		5,615		774

Add: share-based compensation expenses (1)	29,207		22,329		3,077

Non-GAAP net income attributable to ordinary shareholders	39,231		27,944		3,851

Net income per Class A and Class B ordinary share:
Basic and diluted	0.03		0.02		-
Add: share-based compensation expenses
Basic and diluted	0.09		0.07		-
Non-GAAP net income per Class A and Class B ordinary share:

Basic and diluted	0.12		0.09		-

(1) Share-based compensation expenses are recognized as follows:

Exhibit 99.1

	For the three months ended March 31,
	2024	2025	2025
	RMB	RMB	US$
	(Unaudited)

Fulfillment expenses	3,974	4,770	657
Sales and marketing expenses	1155	1541	212
Product development expenses	15,544	7,602	1,048
General and administrative expenses	8,534	8,416	1,160

Total	29,207	22,329	3,077